Room 4561
January 13, 2006

Mr. Todd E. Wille
President and Chief Executive Officer
Unify Corporation
2101 Arena Blvd.
Suite 100
Sacramento, California 95834

      Re:	Unify Corporation
      Form 10-K for the Fiscal Year Ended April 30, 2005
		Filed July 28, 2005
		Form 8-K
      Filed September 1, 2005
      File No. 1-11807

Dear Mr. Wille,

      We have reviewed your response letter dated September 30, 2005, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for the Fiscal Year Ended April 30, 2005

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 42

1. We note your response to prior comment number 4 from our letter dated September 20, 2005. Explain how you considered providing disclosure consistent with your response in future filings. See SAB
Topic 13.B, question 1. Note that this comment also applies to your responses to prior comments number 5 and 7.
2. We note your response to prior comment number 6 from our letter dated September 20, 2005. With respect to the 2005 NavRisk arrangement, please provide the following for us:

* Indicate total arrangement consideration, and explain how this consideration is allocated to the various elements;

* Clearly describe the billing and payment terms of the arrangement;

* Clearly describe the cancellation terms of the arrangement;

* Indicate whether, in the event of cancellation, any payments or refunds are due from or to your customer;

* Explain how the amount of revenue recognized upon completion of the software installation is determined; and

* Explain whether or not your customer can cancel the contract with respect to the maintenance only, or whether a cancellation would also involve the underlying software license.

As part of your response, explain how you have established VSOE of PCS in your NavRisk arrangements. Explain why you believe your determination of VSOE complies with SOP 97-2, par. 10. Also, explain how you have considered the guidance of TPA 5100.54.



Form 8-K filed September 1, 2005
3. We note your response to prior comment number 9 from our letter dated September 20, 2005. To the extent that documents you file or furnish in the future include presentations of non-GAAP measures, carefully consider the guidance provided in Question 8 of Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures. To the extent any non-GAAP measure excludes items which are considered recurring in nature, you must meet the burden of demonstrating the usefulness of the measure and clearly disclose why the non-GAAP measure is useful when these items are excluded. To do so requires meaningful, substantive disclosure which addresses, for each measure presented, the disclosures identified in Question 8 of the FAQ.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476 or me at (202) 551-3489 if you have any questions regarding these comments.


							Sincerely,


							Brad Skinner
						Accounting Branch Chief
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Todd E. Wille
Unify Corporation
January 13, 2006
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